UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
LocalBuzz, Inc.

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> October 26, 2017

Physical address of issuer
21817 N 38th PL, Phoenix, AZ 85050

Website of issuer
https://localbuzz.co

Name of co-issuer
LocalBuzz I

Legal status of co-issuer

> ***Form***

Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 11, 2022

Physical address of co-issuer
4104 24th St. , PMB 8113, San Francisco, CA 94114

Website of co-issuer
wefunder.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$72,223.00	$71,388.00
Cash & Cash Equivalents	$36,236.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$1,645.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$1,740.00	$5,480.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$50.00	$1,113.00
Net Income	-$64,824.00	-$60,700.00

April 28, 2023

FORM C-AR

LocalBuzz, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by LocalBuzz, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://localbuzz.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers'

current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

LocalBuzz, Inc. (the "Company") is a Delaware Corporation, formed on October 26, 2017.

The Company is located at 21817 N 38th PL, Phoenix, AZ 85050.

The Company's website is https://localbuzz.co.

The information available on or through our website is not a part of this Form C-AR.

LocalBuzz I (the "Co-Issuer") is a Delaware Limited Liability Company, formed on August 11, 2022.

The Co-Issuer is located at 4104 24th St. , PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is wefunder.com .

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

LocalBuzz is a mobile app and web experience where you go to see videos about what's happening today and find things to do. In our mobile app, we made it super easy and quick to record and share videos.

RISK FACTORS

Risks Related to the Company's Business and Industry

LocalBuzz, Inc. is an early stage company incorporated on October 26, 2017. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in LocalBuzz, Inc. must be considered in light of the risks, expenses. and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include LocalBuzz's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies. our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, LocalBuzz, Inc. will be subject to factors affecting business generally, such as general economic conditions. increasing government regulatory activity, scarcity of environmental resources. and competition. LocalBuzz, Inc. believes that the estimates prepared by them asto capital, personnel, equipment, and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses. difficulties, complications, and delays frequently encountered in connection with the formation of a new business.

Investors that purchase Shares in this Offering will be required to become bound by our Shareholders· Agreement. A copy of the Shareholders· Agreement is available upon request from the Company. The Shares may be transferred only if certain legal requirements as well as requirements imposed by our Shareholders' Agreement are satisfied and only with our consent. The Shareholders' Agreement imposes certain requirements and restrictions on the ability of a shareholder to sell or transfer the Shares. Among other requirements, in most circumstances, the shareholder must first offer the Shares to the Company and then the other shareholders before the shareholder may transfer the Shares to a third party.
Certificates representing the Shares will also bear a legend indicating that the Shares are subject to the restrictions on transfer imposed by the Shareholders· Agreement.

We make a significant effort to protect our intellectual property rights including our trade secrets, trademarks, copyright and those rights pertaining to our online marketplace and search algorithms.

Even with our efforts to protect our rights, there is a possibility that parties lacking authorization will attempt to copy our intellectual property and use our trade secrets. If that should happen, our business could be harmed. In addition, we may be forced into litigation, which often is expensive and time-consuming, to protect our trade-secret rights. The outcome of such litigation could have a negative impact on our competitive position. We also may need to protect our intellectual property rights in proceedings before governmental administrative bodies both in the U.S. and abroad. Keeping watch over those rights may become more difficult and costly as we expand into new countries, especially those lacking strong laws protecting intellectual property. Our efforts to protect our property rights could be a drain on our resources and affect our business bottom line. We also may fail to obtain or maintain trade secret protection, and as a result, our competitors could acquire our trade secrets or independently develop unpatented technology similar to ours or competing technologies, which could adversely affect our competitive business position.

Technical developments, client requirements, programming languages. and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products. address any product defects or errors. acquire or develop and

introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021, 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The success of our business depends on successfully signing up businesses and content creators to use our creator marketplace. There is a risk that we will not successfully acquire customers on both sides of the market.

An economic crisis could disrupt the ability for businesses to utilize our creator marketplace to perform their marketing activities and affect our ability to generate revenues as projected.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.

In addition. the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers

could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests. have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

LocalBuzz is a mobile app and web experience where you go to see videos about what's happening today and find things to do. In our mobile app, we made it super easy and quick to record and share videos.

Business Plan - The Company

Local Buzz's business model relies on content creators and businesses working together to drive engagement on the app. We will source revenue from content creator marketplace, subscription plans for hosted businesses, advertising, and even from syndicating our content to major travel platforms like TripAdvisor and Airbnb.

Business Plan - The Co-Issuer

LocalBuzz I (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly

acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Mobile App	Record and Share videos	Local communities throughout the world

LocalBuzz will launching a first-in-kind local creator marketplace platform that will provide a novel suite of tools that'll uniquely help local businesses and creators connect and collaborate on creating social media content. The innovation achievements have the potential to change the whole local marketing landscape in the following ways: (1) put more local businesses in the position to do cost-effective and time-efficient digital marketing activities, (2) create economic opportunities for the overlooked 46.7 million "amateur" content creators, (3) reverse course on the growing problem of local information deserts. This innovation also has the potential to

generate circular economic effects within local communities by keeping wealth creation recirculated within the community.

We offer our content and services via our mobile app and website.

Competition

The Company's primary competitors are Tik Tok and Instagram.

We are competing with a variety of companies in the United States and abroad. A number of companies are much larger, well-established, have long-standing relationships with customers and potential business partners, have greater name recognition, and have access to greater financial and marketing resources. If we are unable to compete effectively with competitors, our business, financial conditions and results of operations may be adversely affected.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

The Company's customers are primarily local communities including: local businesses, social media influencers, and travelers.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
7,009,700	9, 35, 38, 41, 42, 45	LOCALBUZZ	November 22, 2021	March 23, 2023	United States

Governmental/Regulatory Approval and Compliance

We are organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 21817 N 38th PL, Phoenix, AZ 85050

The Company has the following additional addresses:

The Company conducts business in Arizona.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Adrian Gillette

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Treasurer, Secretary, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Technology consultant, software development services, January 1, 2020 - Present

Education

Thunderbird, The Garvin School of International Management, MBA Bachelor of Science (BS), Industrial Engineering

---

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 2 employees in Arizona.

Directors of the Co-Issuer

The directors or managers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Co-Issuer

The officers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has 2 employees in April 28, 2023.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	10,000,000
Voting Rights	There are voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	0
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$53,887.00	Development, marketing, WeFunder fees, and operations	August 15, 2022	Regulation CF
SAFE		$139,000.00	General	August 1,	Section 4(a)

			operations	2021	(2)
(Simple Agreement for Future Equity)					

Ownership of the Company

A majority of the Company is owned by Adrian Gillette and Souksavanh Chanthavong.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Souksavanh Chanthavong	23.4%
Adrian Gillette	56.9%

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities:

The Co-Issuer has the following debt outstanding:

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

_____

Below the beneficial owners of 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2023)

Total Income	Taxable Income	Total Tax
$1,740.00	-$31,923.00	$0.00

Operations

The company has generating revenue from collaborations with community organizations, like Rail CDC and LISC.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals/milestones: - Launch the creator marketplace in Q2 of 2023 in two markets: Phoenix and Chicago - Start generating revenue from business customers by Q3 of 2023 - Expand into two other city markets in Q4

Liquidity and Capital Resources

On August 15, 2022 the Company conducted an offering pursuant to Regulation CF and raised $53,887.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

None.

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Companyor the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Adriann Gillette
(Signature)

Adriann Gillette
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nicholas Tommarello
(Signature)

Nicholas Tommarello
(Name)

CEO of Wefunder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

LOCAL BUZZ, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2022 and 2021

(Unaudited)

LOCAL BUZZ, INC.
Balance Sheet

			As of	
			Dec 31, 2022	Dec 31, 2021
Assets				
	Current Assets			
		Cash and Cash Equivalents		
		OPERATING ACCOUNT	36,236	-
	Total Current Assets		36,236	-
		Software Development, Net	35,987	71,388
Total Assets			72,223	71,388
Liabilities and Equity				
	Liabilities			
		Current Liabilities		
		Brex Credit Card	-	-
		OPERATING ACCOUNT	-	4,552
		Payroll Wages Payable	(1,000)	-
		USD PayPal	-	11,905
		Total Current Liabilities	(1,000)	16,457
		Loan	9,000	-
	Total Liabilities		8,000	16,457
	Equity			
		Current Year Earnings	(64,824)	(60,700)
		Owners' Contribution	176,590	156,361
		WeFunder Contribution	53,887	-
		Retained Earnings	(101,430)	(40,730)
	Total Equity		64,223	54,931
Total Liabilities and Equity			72,223	71,388

LOCAL BUZZ, INC.
Statement of Operations

	2022	2021
Gross Profit	**1,740**	**5,480**
Operating Expenses		
Advertising	-	48
Bank Service Charges	32	249
Consulting & Accounting	13,150	1,527
Depreciation & Amortization	35,401	35,693
Contractor Expense	13,050	2,900
General Expenses	736	14,252
Insurance	-	350
Legal Expenses	3,865	9,796
State Taxes	50	1,113
Travel	-	252
Printing & Stationery	280	-
Total Operating Expenses	**66,564**	**66,180**
Operating Income	**(64,824)**	**(60,700)**
Net Income	**(64,824)**	**(60,700)**

LOCAL BUZZ, INC.
Statement of Shareholders' Equity

	Capital Contributions			Accumulated Deficit		Total Equity
Balance at December 31, 2020	$	120,634	$	$	(40,730)	$	79,904
Net loss		-			(60,700)	(60,700)
Contributions		35,727			-	35,727
Balance at December 31, 2021	$	156,361	$	$	(101,430)	$	54,931
Net loss		-			(64,824)	(64,824)
Contributions		74,116			-	35,727
Balance at December 31, 2022	$	230,477	$	$	(166,254)	$	64,223

LOCAL BUZZ, INC.
Statement of Cash Flows

	2022	2021
Operating Activities		
Sales to Customers	1,740	5,480
Payments to suppliers and employees	(39,620)	(56,307)
Net Cash Flows from Operating Activities	**(37,880)**	**(50,827)**
Financing Activities		
Other cash items from financing activities	74,116	35,727
Net Cash Flows from Financing Activities	**74,116**	**35,727**
Net Cash Flows	**36,236**	**(15,100)**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	-	15,100
Net cash flows	36,236	(15,100)
Cash and cash equivalents at end of period	36,236	-
Net change in cash for period	**36,236**	**(15,100)**

LOCAL BUZZ, INC.

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2022 and 2021

1. ORGANIZATION AND PURPOSE

Local Buzz, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a mobile app designed to increase exposure to local events and more effectively advertise.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with the generally accepted accounting principles in the United States of America.

c) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

d) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2022 and December 31, 2021, the Company's cash positions includes its operating bank account and PayPal account.

e) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and ongoing counsel.

f) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

g) Revenue Recognition

The Company's revenue consists primarily of advertising revenue and is recognized as advertising services are provided.

h) Software Development Costs

The Company engages with vendors for the design and implementation of the application. These costs are capitalized and amortized over a three-year useful life. The balance as of December 31, 2022 is $35,987.

Costs for maintenance and operating the application are expensed as incurred.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

Accountants' Compilation Report

To Management

Local Buzz, Inc.

The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements. Management is responsible for the accompanying financial statements of Local Buzz, Inc., which comprise the balance sheets as of December 31, 2022, and 2021 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. I have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit or review the financial statements nor was I required to perform any procedures to verify the accuracy or completeness of the information provided by management. I do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Jacob Boje, Pacific Accounting and Tax

Valencia, California

April 20, 2023